SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. )1

SCS Transportation, Inc.
(Name of Issuer)

Common Stock, $.001 Par Value
(Title of Class of Securities)

81111T102
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 3, 2006
(Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 59 Pages)

1      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81111T102	13D	Page 2 of 59 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	SOLE VOTING POWER 480,146

	8.	SHARED VOTING POWER - 0 -

	9.	SOLE DISPOSITIVE POWER 480,146

	10.	SHARED DISPOSITIVE POWER - 0 -

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 480,146

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%

14.	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 81111T102	13D	Page 3 of 59 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
PARCHE, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	SOLE VOTING POWER 138,957

	8.	SHARED VOTING POWER - 0 -

	9.	SOLE DISPOSITIVE POWER 138,957

	10.	SHARED DISPOSITIVE POWER - 0 -

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 138,957

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%

14.	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 81111T102	13D	Page 4 of 59 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
RCG AMBROSE MASTER FUND, LTD

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	SOLE VOTING POWER 29,975

	8.	SHARED VOTING POWER - 0 -

	9.	SOLE DISPOSITIVE POWER 29,975

	10.	SHARED DISPOSITIVE POWER - 0 -

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,975

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%

14.	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 81111T102	13D	Page 5 of 59 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
RCG HALIFAX FUND, LTD

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	SOLE VOTING POWER 31,301

	8.	SHARED VOTING POWER - 0 -

	9.	SOLE DISPOSITIVE POWER 31,301

	10.	SHARED DISPOSITIVE POWER - 0 -

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,301

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%

14.	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 81111T102	13D	Page 6 of 59 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
RAMIUS MASTER FUND, LTD.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	SOLE VOTING POWER 139,851

	8.	SHARED VOTING POWER - 0 -

	9.	SOLE DISPOSITIVE POWER 139,851

	10.	SHARED DISPOSITIVE POWER - 0 -

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 139,851

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%

14.	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 81111T102	13D	Page 7 of 59 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ADMIRAL ADVISORS, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	SOLE VOTING POWER 619,103

	8.	SHARED VOTING POWER - 0 -

	9.	SOLE DISPOSITIVE POWER 619,103

	10.	SHARED DISPOSITIVE POWER - 0 -

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 619,103

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%

14.	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 81111T102	13D	Page 8 of 59 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
RAMIUS ADVISORS, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	SOLE VOTING POWER 139,851

	8.	SHARED VOTING POWER - 0 -

	9.	SOLE DISPOSITIVE POWER 139,851

	10.	SHARED DISPOSITIVE POWER - 0 -

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 139,851

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%

14.	TYPE OF REPORTING PERSON* IA, OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 81111T102	13D	Page 9 of 59 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
RAMIUS CAPITAL GROUP, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	SOLE VOTING POWER 820,230

	8.	SHARED VOTING POWER - 0 -

	9.	SOLE DISPOSITIVE POWER 820,230

	10.	SHARED DISPOSITIVE POWER - 0 -

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 820,230

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%

14.	TYPE OF REPORTING PERSON* IA, OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 81111T102	13D	Page 10 of 59 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
C4S & CO., LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	SOLE VOTING POWER 820,230

	8.	SHARED VOTING POWER - 0 -

	9.	SOLE DISPOSITIVE POWER 820,230

	10.	SHARED DISPOSITIVE POWER - 0 -

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 820,230

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%

14.	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 81111T102	13D	Page 11 of 59 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
PETER A. COHEN

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	SOLE VOTING POWER -0-

	8.	SHARED VOTING POWER 820,230

	9.	SOLE DISPOSITIVE POWER -0-

	10.	SHARED DISPOSITIVE POWER 820,230

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 820,230

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%

14.	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 81111T102	13D	Page 12 of 59 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
MORGAN B. STARK

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	SOLE VOTING POWER -0-

	8.	SHARED VOTING POWER 820,230

	9.	SOLE DISPOSITIVE POWER -0-

	10.	SHARED DISPOSITIVE POWER 820,230

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 820,230

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%

14.	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 81111T102	13D	Page 13 of 59 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
JEFFREY M. SOLOMON

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	SOLE VOTING POWER -0-

	8.	SHARED VOTING POWER 820,230

	9.	SOLE DISPOSITIVE POWER -0-

	10.	SHARED DISPOSITIVE POWER 820,230

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 820,230

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%

14.	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 81111T102	13D	Page 14 of 59 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
THOMAS W. STRAUSS

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	SOLE VOTING POWER -0-

	8.	SHARED VOTING POWER 820,230

	9.	SOLE DISPOSITIVE POWER -0-

	10.	SHARED DISPOSITIVE POWER 820,230

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 820,230

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%

14.	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 81111T102	13D	Page 15 of 59 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
JEFFREY C. SMITH

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	SOLE VOTING POWER -0-

	8.	SHARED VOTING POWER -0-

	9.	SOLE DISPOSITIVE POWER -0-

	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14.	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 81111T102	13D	Page 16 of 59 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
JEFFREY C. WARD

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	SOLE VOTING POWER 2,000

	8.	SHARED VOTING POWER - 0 -

	9.	SOLE DISPOSITIVE POWER 2,000

	10.	SHARED DISPOSITIVE POWER - 0 -

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%

14.	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 81111T102	13D	Page 17 of 59 Pages

          The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.Security and Issuer.

          This statement relates to shares of the Common Stock, $.001 par value (the “Shares”), of SCS Transportation, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 4435 Main Street, Suite 930, Kansas City, Missouri 64111.

Item 2.Identity and Background.

     (a) This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund Ltd., a Cayman Islands exempted company (“Starboard”), with respect to the Shares directly and beneficially owned by it;

(ii)	Parche, LLC, a Delaware limited liability company (“Parche”), with respect to the Shares directly and beneficially owned by it;

(iii)	RCG Ambrose Master Fund, Ltd., a Cayman Islands exempted company (“RCG Ambrose”), with respect to the Shares directly and beneficially owned by it;

(iv)	RCG Halifax Fund, Ltd., a Cayman Islands exempted company (“RCG Halifax”), with respect to the Shares directly and beneficially owned by it;

(v)	Ramius Master Fund Ltd., a Cayman Islands exempted company (“Ramius Master”), with respect to the Shares directly and beneficially owned by it;

(vi)	Admiral Advisors, LLC, a Delaware limited liability company (“Admiral Advisors”), who serves as the investment manager of Starboard and the managing member of Parche;

(vii)	Ramius Advisors, LLC, a Delaware limited liability company (“Ramius Advisors”), who serves as the investment advisor of Ramius Master;

(viii)	Ramius Capital Group, LLC, a Delaware limited liability company (“Ramius Capital”), who serves as the investment advisor of RCG Ambrose and RCG Halifax and as the sole member of Admiral Advisors and Ramius Advisors;

(ix)	C4S & Co., L.L.C., a Delaware limited liability company (“C4S”), who serves as managing member of Ramius Capital;

(x)	Peter A. Cohen ("Mr. Cohen"), who serves as one of the managing members of C4S;

CUSIP No. 81111T102	13D	Page 18 of 59 Pages

(xi)	Morgan B. Stark ("Mr. Stark"), who serves as one of the managing members of C4S;

(xii)	Thomas W. Strauss ("Mr. Strauss"), who serves as one of the managing members of C4S;

(xiii)	Jeffrey M. Solomon ("Mr. Solomon"), who serves as one of the managing members of C4S;

(xiv)	Jeffrey C. Smith (“Mr. Smith”), a nominee for the Board of Directors of the Issuer and a Managing Director of Ramius Capital; and

(xv)	Jeffrey C. Ward (“Mr. Ward”), a nominee for the Board of Directors of the Issuer.

          Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

          (b) The address of the principal office of each of Parche, Admiral Advisors, Ramius Advisors, Ramius Capital, C4S, Mr. Cohen, Mr. Stark, Mr. Strauss, Mr. Solomon and Mr. Smith is 666 Third Avenue, 26th Floor, New York, New York 10017. The residential address of Mr. Ward is 50 Aberdeen Avenue, Westmount, Quebec H3Y3A4.

          The address of the principal office of each of Starboard, RCG Ambrose, RCG Halifax and Ramius Master is c/o Citco Fund Services (Cayman Islands) Limited, Corporate Center, West Bay Road, Grand Cayman, Cayman Islands, British West Indies. The officers and directors of each of Starboard, RCG Ambrose, RCG Halifax and Ramius Master and their principal occupations and business addresses are set forth on Schedule B and incorporated by reference in this Item 2.

          (c) The principal business of each of Starboard, Parche, RCG Ambrose, RCG Halifax and Ramius Master is serving as a private investment fund. Each of Starboard and Parche has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value. The principal business of Admiral Advisors is acting as investment manager of Starboard and managing member of Parche. The principal business of Ramius Advisors is acting as an investment advisor of Ramius Master. Ramius Capital is engaged in money management and investment advisory services for third parties and proprietary accounts. C4S serves as managing member of Ramius Capital. Mr. Cohen, Mr. Strauss, Mr. Stark and Mr. Solomon serve as co-managing members of C4S.

          The principal occupation of Mr. Smith is serving as a Managing Director of Ramius Capital.

CUSIP No. 81111T102	13D	Page 19 of 59 Pages

          The principal occupation of Mr. Ward is serving as a Vice President of A.T. Kearney, Inc., a global management consulting firm.

          (d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Messrs. Cohen, Stark, Strauss, Solomon, Smith and Ward are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

          The Shares purchased by Starboard, Parche, RCG Ambrose, RCG Halifax and Ramius Master were purchased with the working capital of such entities (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase cost of the 820,230 Shares beneficially owned in the aggregate by all of the Reporting Persons, not including Mr. Ward, is approximately $15,726,291, including brokerage commissions. The aggregate purchase price of the 2,000 Shares owned directly by Mr. Ward is approximately $45,040, including brokerage commissions. The Shares owned directly by Mr. Ward were acquired with personal funds.

Item 4.Purpose of Transaction.

          The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

          On December 10, 2005, Starboard submitted a letter (the “Nomination Letter”) to the Issuer nominating Mr. Smith and Mr. Ward (together, the “Nominees”) for election to the Board of Directors of the Issuer at the 2006 annual meeting of stockholders of the Issuer, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “Annual Meeting”). The Nomination Letter is attached hereto as Exhibit 2 and is incorporated herein by reference.

          On January 12, 2006, Starboard delivered a letter to the Chairman and Chief Executive Officer of the Issuer expressing its belief that the Issuer’s shares are significantly

CUSIP No. 81111T102	13D	Page 20 of 59 Pages

undervalued and that a sale of its Jevic subsidiary is the first step to maximize shareholder value. The letter is attached hereto as Exhibit 3 and is incorporated herein by reference. Key points highlighted in the letter include that (i) the Issuer is significantly undervalued and the Board of Directors of the Issuer has not taken the appropriate steps to correct this situation, (ii) its Jevic subsidiary is non-core to the Issuer and the Issuer should immediately pursue a competitive sale process for Jevic to help maximize shareholder value, (iii) Starboard expects that Jevic would receive interest from financial buyers in a competitive sale process and (iv) a tremendous opportunity exists to build the Issuer’s Saia subsidiary into a best-in-class less-than-truckload carrier which deserves the full attention of management and the Board of Directors.

          No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and engage in discussions with management and the Board of Directors of the Issuer concerning the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, seeking additional Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.Interest in Securities of the Issuer.

          The aggregate percentage of Shares reported owned by each person named herein is based upon 14,473,938 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 28, 2005.

     A. Starboard

          (a) As of the date of this filing, Starboard beneficially owns 480,146 Shares.

              Percentage: Approximately 3.3% as of the date hereof.

          (b) 1. Sole power to vote or direct vote: 480,146
                   2. Shared power to vote or direct vote: 0
                   3. Sole power to dispose or direct the disposition: 480,146
                   4. Shared power to dispose or direct the disposition: 0

          (c) The number of Shares acquired by Starboard within the past 60 days is set forth in Schedule A and is incorporated by reference.

     B. Parche

CUSIP No. 81111T102	13D	Page 21 of 59 Pages

          (a) As of the date of this filing, Parche beneficially owns 138,957 Shares.

              Percentage: Less than 1% as of the date hereof.

          (b) 1. Sole power to vote or direct vote: 138,957
                   2. Shared power to vote or direct vote: 0
                   3. Sole power to dispose or direct the disposition: 138,957
                   4. Shared power to dispose or direct the disposition: 0

          (c) The number of Shares acquired by Parche within the past 60 days is set forth in Schedule A and is incorporated by reference.

     C. RCG Ambrose

          (a) As of the date of this filing, RCG Ambrose beneficially owns 29,975 Shares.

              Percentage: Less than 1% as of the date hereof.

          (b) 1. Sole power to vote or direct vote: 29,975
                   2. Shared power to vote or direct vote: 0
                   3. Sole power to dispose or direct the disposition: 29,975
                   4. Shared power to dispose or direct the disposition: 0

          (c) The number of Shares acquired by RCG Ambrose in the past 60 days is set forth in Schedule A and is incorporated by reference.

     D. RCG Halifax

          (a) As of the date of this filing, RCG Halifax beneficially owns 31,301 Shares.

              Percentage: Less than 1% as of the date hereof.

          (b) 1. Sole power to vote or direct vote: 31,301
                   2. Shared power to vote or direct vote: 0
                   3. Sole power to dispose or direct the disposition: 31,301
                   4. Shared power to dispose or direct the disposition: 0

          (c) The number of Shares acquired by RCG Halifax in the past 60 days is set forth in Schedule A and is incorporated by reference.

     E. Ramius Master

          (a) As of the date of this filing, Ramius Master beneficially owns 139,851 Shares.

              Percentage: Less than 1% as of the date hereof.

CUSIP No. 81111T102	13D	Page 22 of 59 Pages

          (b) 1. Sole power to vote or direct vote: 139,851
                   2. Shared power to vote or direct vote: 0
                   3. Sole power to dispose or direct the disposition: 139,851
                   4. Shared power to dispose or direct the disposition: 0

          (c) The number of Shares acquired by Ramius Master in the past 60 days is set forth in Schedule A and is incorporated by reference.

     F. Admiral Advisors

          (a) As of the date of this filing, as the investment manager of Starboard and the managing member of Parche, Admiral Advisors may be deemed the beneficial owner of (i) 480,146 Shares owned by Starboard and (ii) 138,957 Shares owned by Parche.

              Percentage: Approximately 4.3% as of the date hereof.

          (b) 1. Sole power to vote or direct vote: 619,103
                   2. Shared power to vote or direct vote: 0
                   3. Sole power to dispose or direct the disposition: 619,103
                   4. Shared power to dispose or direct the disposition: 0

          (c) Admiral Advisors did not enter into any transactions in the Shares in the past 60 days. The transactions in the Shares in the past 60 days on behalf of Starboard and Parche, which, except as otherwise noted, were all in the open market, are set forth in Schedule A, and are incorporated by reference.

     G. Ramius Advisors

          (a) As of the date of this filing, as the investment advisor of Ramius Master, Ramius Advisors may be deemed the beneficial owner of 139,851 Shares owned by Ramius Master.

              Percentage: Less than 1% as of the date hereof.

          (b) 1. Sole power to vote or direct vote: 139,851
                   2. Shared power to vote or direct vote: 0
                   3. Sole power to dispose or direct the disposition: 139,851
                   4. Shared power to dispose or direct the disposition: 0

          (c) Ramius Advisors did not enter into any transactions in the Shares in the past 60 days. The transactions in the Shares in the past 60 days on behalf of Ramius Master, which were all in the open market, are set forth in Schedule A, and are incorporated by reference.

     H. Ramius Capital

          (a) As of the date of this filing, as the sole member of Admiral Advisors and Ramius Advisors (the investment advisor of Ramius Master) and as the investment advisor to RCG

CUSIP No. 81111T102	13D	Page 23 of 59 Pages

Halifax and RCG Ambrose, Ramius Capital may be deemed the beneficial owner of (i) 480,146 shares owned by Starboard, (ii) 138,957 Shares owned by Parche, (iii) 29,975 Shares owned by RCG Ambrose, (iv) 31,301 Shares owned by RCG Halifax and (v) 139,851 Shares owned by Ramius Master.

              Percentage: Approximately 5.7% as of the date hereof.

          (b) 1. Sole power to vote or direct vote: 820,230
                   2. Shared power to vote or direct vote: 0
                   3. Sole power to dispose or direct the disposition: 820,230
                   4. Shared power to dispose or direct the disposition: 0

          (c) Ramius Capital did not enter into any transactions in the Shares in the past 60 days. The transactions in the Shares in the past 60 days on behalf of Starboard, Parche, RCG Ambrose, RCG Halifax and Ramius Master are set forth in Schedule A, and are incorporated herein by reference.

     I. C4S

          (a) As of the date of this filing, as the managing member of Ramius Capital, C4S may be deemed the beneficial owner of (i) 480,146 Shares owned by Starboard, (ii) 138,957 Shares owned by Parche, (iii) 29,975 Shares owned by RCG Ambrose, (iv) 31,301 Shares owned by RCG Halifax, (v) 139,851 Shares owned by Ramius Master.

              Percentage: Approximately 5.7% as of the date hereof.

          (b) 1. Sole power to vote or direct vote: 820,230
                   2. Shared power to vote or direct vote: 0
                   3. Sole power to dispose or direct the disposition: 820,230
                   4. Shared power to dispose or direct the disposition: 0

          (c) C4S did not enter into any transactions in the Shares in the past 60 days. The transactions in the Shares in the past 60 days on behalf of Starboard, Parche, RCG Ambrose, RCG Halifax and Ramius Master are set forth in Schedule A and are incorporated by reference.

     J. Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon

          (a) As of the date of this filing, as the managing members of C4S, each of Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon may be deemed the beneficial owner of (i) 480,146 Shares owned by Starboard, (ii) 138,957 Shares owned by Parche, (iii) 29,975 Shares owned by RCG Ambrose, (iv) 31,301 Shares owned by RCG Halifax and (v) 139,851 Shares owned by Ramius Master. Each of Messrs. Cohen, Stark, Solomon and Strauss share voting and dispositive power with respect to the Shares owned by Starboard, Parche, RCG Ambrose, RCG Halifax and Ramius Master by virtue of their shared authority to vote and dispose of such Shares. Messrs. Cohen, Stark, Solomon and Strauss disclaim beneficial ownership of such Shares.

CUSIP No. 81111T102	13D	Page 24 of 59 Pages

              Percentage: Approximately 5.7% as of the date hereof.

          (b) 1. Sole power to vote or direct vote: 0
                   2. Shared power to vote or direct vote: 820,230
                   3. Sole power to dispose or direct the disposition: 0
                   4. Shared power to dispose or direct the disposition: 820,230

          (c) None of Mr. Cohen, Mr. Stark, Mr. Strauss or Mr. Solomon have entered into any transactions in the Shares in the past 60 days. The transactions in the Common Stock in the past 60 days on behalf of Starboard, Parche, RCG Ambrose, RCG Halifax and Ramius Master are set forth in Schedule A and are incorporated by reference.

     K. Mr. Smith

          (a) As of the date of this filing, Mr. Smith does not beneficially own any Shares of the Issuer.

              Percentage: 0%

          (b) 1. Sole power to vote or direct vote: 0
                   2. Shared power to vote or direct vote: 0
                   3. Sole power to dispose or direct the disposition: 0
                   4. Shared power to dispose or direct the disposition: 0

          (c) N/A

     L. Mr. Ward

          (a) As of the date of this filing, Mr. Ward beneficially owns 2,000 Shares.

              Percentage: Less than 1% as of the date hereof.

          (b) 1. Sole power to vote or direct vote: 2,000
                   2. Shared power to vote or direct vote: 0
                   3. Sole power to dispose or direct the disposition: 2,000
                   4. Shared power to dispose or direct the disposition: 0

          (c) The number of Shares acquired by Mr. Ward within the past 60 days is set forth in Schedule A and is incorporated by reference.

          (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

          (e) Not applicable.

CUSIP No. 81111T102	13D	Page 25 of 59 Pages

Item 6.Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          On January 12, 2006, Starboard, Parche, RCG Ambrose, RCG Halifax, Ramius Master, Admiral Advisors, Ramius Advisors, Ramius Capital, C4S, Mr. Cohen, Mr. Solomon, Mr. Stark, Mr. Strauss and the Nominees (collectively, the “Group”) entered into a Joint Filing and Solicitation Agreement (the “Joint Filing Agreement”) in which, among other things, (a) the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law, (b) the parties agreed to solicit proxies or written consents for the election of the Nominees, or any other person(s) nominated by Starboard, to the Issuer’s Board at the Annual Meeting (the “Solicitation”), and (c) Starboard agreed to bear all expenses incurred in connection with the Group’s activities, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations. The Joint Filing Agreement is attached as an exhibit hereto and is incorporated herein by reference.

          Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.Material to be Filed as Exhibits.

1.	Joint Filing and Solicitation Agreement by and among Starboard, Parche, RCG Ambrose, RCG Halifax, Ramius Master, Admiral Advisors, Ramius Advisors, Ramius Capital, C4S, Mr. Cohen, Mr. Stark, Mr. Solomon, Mr. Strauss, Mr. Smith and Mr. Ward, dated January 12, 2006.

2.	Nomination Letter from Starboard to the Issuer, dated December 10, 2005.

3.	Letter from Starboard to the Chairman and Chief Executive Officer of the Issuer, dated January 12, 2006.

4.	Power of Attorney for Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon, dated March 11, 2005.

CUSIP No. 81111T102	13D	Page 26 of 59 Pages

SIGNATURES

          After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2006

RAMIUS CAPITAL GROUP, LLC		RCG AMBROSE MASTER FUND, LTD.

By:	C4S & Co., L.L.C.,	By:	Ramius Capital Group, LLC,
	as Managing Member		its Investment Advisor

By:	/s/ Morgan B. Stark	By:	C4S & Co., L.L.C.,
its Managing Member
Name: Morgan B. Stark
Title: Managing Member
		By:	/s/ Morgan B. Stark

Name: Morgan B. Stark
Title: Managing Member

RCG HALIFAX FUND, LTD.		RAMIUS MASTER FUND, LTD

By:	Ramius Capital Group, LLC,	By:	Ramius Advisors, LLC
	its Investment Advisor		its Investment Advisor

By:	C4S & Co., L.L.C.,	By:	Ramius Capital Group, LLC
	its Managing Member		its Managing Member

By:	/s/ Morgan B. Stark	By:	/s/ Morgan B. Stark

	Name: Morgan B. Stark		Name: Morgan B. Stark
	Title: Managing Member		Title: Managing Member

C4S & CO., L.L.C.		MORGAN B. STARK

By:	/s/ Morgan B. Stark	By:	/s/ Morgan B. Stark

	Name: Morgan B. Stark		Individually and as attorney-in-fact for Peter A.
	Title: Managing Member		Cohen, Jeffrey M. Solomon and Thomas W. Strauss

STARBOARD VALUE & OPPORTUNITY		PARCHE, LLC
MASTER FUND LTD.		By: Admiral Advisors, LLC, its managing member

By:	/s/ Morgan B. Stark	By:	/s/ Morgan B. Stark

	Name: Morgan B. Stark		Name: Morgan B. Stark
	Title: Authorized Signatory		Title: Authorized Signatory

CUSIP No. 81111T102	13D	Page 27 of 59 Pages

ADMIRAL ADVISORS, LLC		RAMIUS ADVISORS, LLC
By:	Ramius Capital Group, LLC, its managing member	By:	Ramius Capital Group, LLC, its managing member

By:	/s/ Morgan B. Stark	By:	/s/ Morgan B. Stark

	Name: Morgan B. Stark		Name: Morgan B. Stark
	Title: Authorized Signatory		Title: Authorized Signatory

/s/ Jeffrey C. Smith

JEFFREY C. SMITH

/s/ Jeffrey C. Ward

JEFFREY C. WARD

CUSIP No. 81111T102	13D	Page 28 of 59 Pages

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased	Price Per Share($)	Date of Purchase

STARBOARD VALUE & OPPORTUNITY MASTER FUND LTD.

21,000 6,384 39,816 10,823 16,044 18,480 12,600 420 16,800 8,400 13,440 2,097 28,560 11,456 17,556 10,920 3,180 2,100 2,520 693 2,184 3,570 8,043	20.1237 19.9906 20.1900 19.3699 20.1876 20.7607 21.3645 21.0000 21.7793 21.5250 21.9723 21.9196 22.0062 22.3272 21.5462 21.1323 21.5044 22.8400 22.9084 22.9030 23.2402 23.9073 24.0682	11/28/05
11/29/05
11/29/05
11/30/05
12/05/05
12/06/05
12/07/05
12/08/05
12/12/05
12/13/05
12/14/05
12/14/05
12/15/05
12/16/05
12/19/05
12/20/05
01/03/06
01/04/06
01/05/06
01/06/06
01/09/06
01/10/06
01/11/06

CUSIP No. 81111T102	13D	Page 29 of 59 Pages

PARCHE, LLC

66,403* 33,626* 3,200 1,600 2,560 400 5,440 2,182 3,344 2,080 1,287 606 400 1,275 1,530 480 132 421 1,482 416 680 2,423 1,532 5,458	21.5200 21.5200 21.7793 21.5250 21.9723 21.9196 22.0062 22.3272 21.5462 21.1323 21.5044 21.5044 22.8400 22.8400 22.9084 22.9084 22.9030 22.9030 23.2402 23.2402 23.9073 23.9073 24.0682 24.0682	12/09/05
12/09/05
12/12/05
12/13/05
12/14/05
12/14/05
12/15/05
12/16/05
12/19/05
12/20/05
01/03/06
01/03/06
01/04/06
01/04/06
01/05/06
01/05/06
01/06/06
01/06/06
01/09/06
01/09/06
01/10/06
01/10/06
01/11/06
01/11/06

* Shares were acquired in private transactions with various transferors for which Ramius Capital Group, LLC or an affiliate serves as the investment manager, the managing member or the managing member of the investment manager.

CUSIP No. 81111T102	13D	Page 30 of 59 Pages

RCG AMBROSE MASTER FUND, LTD.

833 825 990 272 1,014 1,658 3,734	21.5044 22.8400 22.9084 22.9030 23.2402 23.9073 24.0682	01/03/06 01/04/06 01/05/06 01/06/06 01/09/06 01/10/06 01/11/06

RCG HALIFAX FUND, LTD.

833 825 990 272 858 1,403 3,160	21.5044 22.8400 22.9084 22.9030 23.2402 23.9073 24.0682	01/03/06 01/04/06 01/05/06 01/06/06 01/09/06 01/10/06 01/11/06

RAMIUS MASTER FUND, LTD

4,618 4,575 5,490 1,510 4,446 7,266 16,373	21.5044 22.8400 22.9084 22.9030 23.2402 23.9073 24.0682	01/03/06 01/04/06 01/05/06 01/06/06 01/09/06 01/10/06 01/11/06

JEFFREY C. WARD

Shares of Common Stock Purchased	Price Per Share($)	Date of Purchase

2,000	22.4200	12/22/05

CUSIP No. 81111T102	13D	Page 31 of 59 Pages

SCHEDULE B

Directors and Officers of Starboard Value and Opportunity Master Fund Ltd.

Name and Position	Principal Occupation	Principal Business Address

Mark Mitchell Director	Managing Director of Ramius Capital Group, LLC	666 Third Avenue 26th Floor New York, New York 10017

Jeffrey M. Solomon Director	Managing Member of C4S & Co., LLC, which is the Managing Member of Ramius Capital Group, LLC	666 Third Avenue 26th Floor New York, New York 10017

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

CFS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

CUSIP No. 81111T102	13D	Page 32 of 59 Pages

Directors and Officers of RCG Ambrose Master Fund, Ltd.

Name and Position	Principal Occupation	Principal Business Address

Mark Mitchell Director	Managing Director of Ramius Capital Group, LLC	666 Third Avenue 26th Floor New York, New York 10017

Jeffrey C. Smith Director	Managing Director of Ramius Capital Group, LLC	666 Third Avenue 26th Floor New York, New York 10017

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

CFS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

CUSIP No. 81111T102	13D	Page 33 of 59 Pages

Directors and Officers of RCG Halifax Fund, Ltd.

Name and Position	Principal Occupation	Principal Business Address

Morgan B. Stark Director	Managing Member of C4S & Co., LLC, which is the Managing Member of Ramius Capital Group, LLC	666 Third Avenue 26th Floor New York, New York 10017

Jeffrey M. Solomon Director	Managing Member of C4S & Co., LLC, which is the Managing Member of Ramius Capital Group, LLC	666 Third Avenue 26th Floor New York, New York 10017

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

CFS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

CUSIP No. 81111T102	13D	Page 34 of 59 Pages

Directors and Officers of Ramius Master Fund, Ltd.

Name and Position	Principal Occupation	Principal Business Address

Morgan B. Stark Director	Managing Member of C4S & Co., LLC, which is the Managing Member of Ramius Capital Group, LLC	666 Third Avenue 26th Floor New York, New York 10017

Marran Ogilvie Director	General Counsel of Ramius Capital Group, LLC	666 Third Avenue 26th Floor New York, New York 10017

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

CFS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

CUSIP No. 81111T102	13D	Page 35 of 59 Pages

EXHIBIT INDEX

	Exhibit	Page
1.	Joint Filing and Solicitation Agreement by and among Starboard, Parche, RCG Ambrose, RCG Halifax, Ramius Master,
Admiral Advisors, Ramius Advisors, Ramius Capital, C4S, Mr. Cohen, Mr. Stark, Mr. Solomon, Mr. Strauss, Mr. Smith
	and Mr. Ward, dated January 12, 2006.	36 to 39

2.	Nomination Letter from Starboard to the Issuer, dated December 10, 2005.	40 to 52

3.	Letter from Starboard to the Chairman and Chief Executive Officer of the Issuer, dated January 12, 2006.	53 to 58

4.	Power of Attorney for Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon, dated March 11, 2005.	59

CUSIP No. 81111T102	13D	Page 36 of 59 Pages

JOINT FILING AND SOLICITATION AGREEMENT

     WHEREAS, certain of the undersigned are stockholders, direct or beneficial, of SCS Transportation, Inc., a Delaware corporation (“SCST”);

     WHEREAS, Starboard Value and Opprtunity Master Fund Ltd. (“Starboard”), Parche, LLC (“Parche”), RCG Halifax Fund, Ltd. (“RCG Halifax”), RCG Ambrose Master Fund, Ltd. (“RCG Ambrose”), Ramius Master Fund, Ltd. (“Ramius Master”), Admiral Advisors, LLC (“Admiral Advisors”), Ramius Advisors, LLC (“Ramius Advisors”), Ramius Capital Group, LLC (“Ramius Capital”), C4S & Co., L.L.C. (“C4S”), Jeffrey M. Solomon, Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, Jeffrey C. Smith and Jeffrey C. Ward wish to form a group for the purpose of seeking representation on the Board of Directors of SCST;

     WHEREAS, Starboard intends to nominate Jeffrey C. Ward and Jeffrey C. Smith as nominees to be elected to the Board of Directors of SCST at the 2006 annual meeting of stockholders of SCST, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “Annual Meeting”).

     NOW, IT IS AGREED, this 12th day of January 2006 by the parties hereto:

     1. In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, each of the undersigned (collectively, the “Group”) agrees to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of SCST to the extent required under applicable securities laws. Each member of the Group shall be responsible for the accuracy and completeness of his/her/its own disclosure therein.

     2. So long as this agreement is in effect, each of the undersigned shall provide written notice to Olshan Grundman Frome Rosenzweig & Wolosky LLP (“Olshan”) of (i) any of their purchases or sales of securities of SCST or (ii) any securities of SCST over which they acquire or dispose of beneficial ownership. Notice shall be given no later than 24 hours after each such transaction.

     3. Each of the undersigned agrees to solicit proxies or written consents for the election of Jeffrey C. Smith and Jeffrey C. Ward, or any other person(s) nominated by Starboard to the Board of Directors of SCST at the Annual Meeting (the “Nominees”).

     4. Starboard agrees to bear all expenses incurred in connection with the Group’s activities, including expenses incurred by any of the parties in a solicitation of proxies or written consents by the members of the Group in connection with the Annual Meeting. Notwithstanding the foregoing, Starboard shall not be required to reimburse any party for (i) out-of-pocket expenses incurred by a party in the aggregate in excess of $250 without Starboard’s prior written approval; (ii) the value of the time of any party; (iii) legal fees incurred without Starboard’s prior written approval; or (iv) the costs of any counsel, other than Olshan, employed in connection with any pending or threatened litigation without Starboard’s prior written approval.

     5. The relationship of the parties hereto shall be limited to carrying on the business of the Group in accordance with the terms of this Agreement. Such relationship shall be construed and deemed to be for the sole and limited purpose of carrying on such business as described herein. Nothing herein shall be construed to authorize any party to act as an agent for

CUSIP No. 81111T102	13D	Page 37 of 59 Pages

any other party, or to create a joint venture or partnership, or to constitute an indemnification. Nothing herein shall restrict any party’s right to purchase or sell securities of SCST, as he/she/it deems appropriate, in his/her/its sole discretion, provided that all such purchases and sales are made in compliance with all applicable securities laws.

     6. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.

     7. In the event of any dispute arising out of the provisions of this Agreement, the parties hereto consent and submit to the exclusive jurisdiction of the Federal and State Courts in the State of New York.

     8. Any party hereto may terminate his/her/its obligations under this agreement at any time on 24 hours’ written notice to all other parties, with a copy by fax to Steven Wolosky at Olshan, Fax No. (212) 451-2222.

     9. Each party acknowledges that Olshan shall act as counsel for both the Group and Starboard.

CUSIP No. 81111T102	13D	Page 38 of 59 Pages

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

RAMIUS CAPITAL GROUP, LLC		RCG AMBROSE MASTER FUND, LTD.

By:	C4S & Co., L.L.C.,	By:	Ramius Capital Group, LLC,
	as Managing Member		its Investment Advisor

By:	/s/ Morgan B. Stark	By:	C4S & Co., L.L.C.,
its Managing Member
Name: Morgan B. Stark
Title: Managing Member
		By:	/s/ Morgan B. Stark

Name: Morgan B. Stark
Title: Managing Member

RCG HALIFAX FUND, LTD.		RAMIUS MASTER FUND, LTD

By:	Ramius Capital Group, LLC,	By:	Ramius Advisors, LLC,
	its Investment Advisor		its Investment Advisor

By:	C4S & Co., L.L.C.,	By:	Ramius Capital Group, LLC
	its Managing Member		its Managing Member

By:	/s/ Morgan B. Stark	By:	/s/ Morgan B. Stark

	Name: Morgan B. Stark		Name: Morgan B. Stark
	Title: Managing Member		Title: Managing Member

C4S & CO., L.L.C.		MORGAN B. STARK

By:	/s/ Morgan B. Stark	By:	/s/ Morgan B. Stark

	Name: Morgan B. Stark		Individually and as attorney-in-fact for Peter A.
	Title: Managing Member		Cohen, Jeffrey M. Solomon and Thomas W. Strauss

	STARBOARD VALUE & OPPORTUNITY		PARCHE, LLC
	MASTER FUND LTD.		By: Admiral Advisors, LLC, its managing member

By:	/s/ Morgan B. Stark	By:	By: /s/ Morgan B. Stark

	Name: Morgan B. Stark		Name: Morgan B. Stark
	Title: Authorized Signatory		Title: Authorized Signatory

CUSIP No. 81111T102	13D	Page 39 of 59 Pages

ADMIRAL ADVISORS, LLC		RAMIUS ADVISORS, LLC
By:	Ramius Capital Group, LLC, its managing member	By:	By: Ramius Capital Group, LLC, its managing member

By:	/s/ Morgan B. Stark	By:	/s/ Morgan B. Stark

	Name: Morgan B. Stark		Name: Morgan B. Stark
	Title: Authorized Signatory		Title: Authorized Signatory

/s/ Jeffrey C. Smith

JEFFREY C. SMITH

/s/ Jerrey C. Ward

JEFFREY C. WARD

CUSIP No. 81111T102	13D	Page 40 of 59 Pages

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.

December 10, 2005

BY E-MAIL, FACSIMILE AND EXPRESS MAIL

SCS Transportation, Inc.
4435 Main Street, Suite 930
Kansas City, MO 64111
Attn: Corporate Secretary

Re:	Notice of Nomination for Election as Directors at the 2006 Annual Meeting of Stockholders of SCS Transportation, Inc.

Dear Sir:

     This letter is intended to serve as notice to SCS Transportation, Inc. (“SCST”) as to the nomination by Starboard Value and Opportunity Master Fund Ltd., an exempted company organized under the laws of the Cayman Islands (“Starboard”), of two (2) nominees for election to the Board of Directors of SCST (the “SCST Board”) at the 2006 annual meeting of stockholders of SCST, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “2006 Annual Meeting”).

     This letter and all Exhibits attached hereto are collectively referred to as the “Notice.” Starboard is the beneficial owner of 348,627 shares of common stock, $.001 par value per share (the “Common Stock”), of SCST, 1,000 shares of which are held of record. Through this Notice, Starboard hereby nominates and notifies you of its intent to nominate Jeffrey Ward and Jeffrey C. Smith as nominees (the “Nominees”) to be elected to the SCST Board at the 2006 Annual Meeting. Starboard believes that the terms of two (2) Class I directors currently serving on the SCST Board expire at the 2006 Annual Meeting. To the extent there are in excess of two (2) vacancies on the SCST Board to be filled by election at the 2006 Annual Meeting or SCST increases the size of the SCST Board above its existing size, Starboard reserves the right to nominate additional nominees to be elected to the SCST Board at the 2006 Annual Meeting. Additional nominations made pursuant to the preceding sentence are without prejudice to the position of Starboard that any attempt to increase the size of the current SCST Board or to reconstitute or reconfigure the classes on which the current directors serve constitutes an unlawful manipulation of SCST’s corporate machinery. If this Notice shall be deemed for any reason by a court of competent jurisdiction to be ineffective with respect to the nomination of either of the Nominees at the 2006 Annual Meeting, or if any individual Nominee shall be unable to serve for any reason, this Notice shall continue to be effective with respect to the remaining Nominee and as to any replacement Nominee(s) selected by Starboard. Below please find information required by Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and other information concerning the Nominees.

     Jeffrey C. Ward (Age 47) is a Vice President at A.T. Kearney, Inc., a global management consulting firm, where he is responsible for consulting assignments with a focus on the North American freight market. He has been employed by A.T. Kearney, Inc. since August

CUSIP No. 81111T102	13D	Page 41 of 59 Pages

1991. His areas of expertise include corporate and marketing strategy, post merger integration, restructuring and privatization, network operations, mergers and acquisitions and operations effectiveness. Prior to joining A.T. Kearney, Inc., Mr. Ward served in a variety of positions at a family-owned interstate less-than-truckload company, from 1980 until 1987. Mr. Ward received a Masters in Business Administration in Finance from The Wharton School, University of Pennsylvania, a Masters in Transportation from University of Pennsylvania, and a B.S. in History from Columbia College, Columbia University. The principal business address of Mr. Ward is c/o A.T. Kearney, Inc., 333 John Carlyle Street, Alexandria, Virginia 22314. As of the date hereof, Mr. Ward does not own any securities of SCST nor has he made any purchases or sales of any securities of SCST during the past two years.

     Jeffrey C. Smith (Age 33) is a Managing Director in the Private Investments Department at Ramius Capital Group, LLC (“Ramius Capital”), an investment management firm, where he is responsible for identifying, analyzing and structuring potential investments for Ramius Capital and the funds it manages. He has been employed by Ramius Capital since January 1998. Prior to joining Ramius Capital, he served as Vice President of Strategic Development and Investor Relations for The Fresh Juice Company, Inc. (NASD:FRSH), a manufacturer and distributor of fresh squeezed and frozen fresh squeezed citrus juices and other non-carbonated beverages, from February 1996 until January 1998. From August 1994 until February 1996, Mr. Smith was a financial analyst in the Mergers and Acquisitions Department at LSG Advisors, a division of Societe General Securities Corporation (now SG Cowen & Co., LLC). Mr. Smith served on the Board of Directors of The Fresh Juice Company, Inc. from April 1996 until February 1999 and Jotter Technologies, Inc., an Internet infomediary company from January 2000 to September 2000. Mr. Smith is a General Securities Registered Representative. Mr. Smith received a B.S. in Economics with concentrations in finance and accounting from the Wharton School of The University of Pennsylvania. The principal business address of Mr. Smith is c/o Ramius Capital Group, LLC, 666 Third Avenue, 26th Floor, New York, New York 10017. As of the date hereof, Ramius Capital may be deemed to beneficially own 587,838 shares of Common Stock of SCST. As of the date hereof, Mr. Smith does not own any securities of SCST nor has he made any purchases and sales of any securities of SCST during the past two years. For information regarding purchases and sales during the past two years by Starboard and its affiliates in securities of SCST, please see Exhibit A.

     Other than as stated above, there are no arrangements or understandings between Starboard and each Nominee or any other person or persons pursuant to which the nominations described herein are to be made, other than the consents by the Nominees to be named as a nominee in this Notice, to be named as a nominee in any proxy statement filed by Starboard in connection with the solicitation of SCST stockholders and to serve as a director of SCST, if so elected. Such consents are attached hereto as Exhibit B.

     Except as set forth in this Notice (including the Exhibits hereto), (i) during the past 10 years, no Nominee has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Nominee directly or indirectly beneficially owns any securities of SCST; (iii) no Nominee owns any securities of SCST which are owned of record but not beneficially; (iv) no Nominee has purchased or sold any securities of SCST during the past two years; (v) no part of the purchase price or market value of the securities of SCST owned by any Nominee is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Nominee is, or within the past year was, a party to any contract,

CUSIP No. 81111T102	13D	Page 42 of 59 Pages

arrangements or understandings with any person with respect to any securities of SCST, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Nominee owns beneficially, directly or indirectly, any securities of SCST; (viii) no Nominee owns beneficially, directly or indirectly, any securities of any parent or subsidiary of SCST; (ix) no Nominee or any of his associates was a party to any transaction, or series of similar transactions, since the beginning of SCST’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which SCST or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000; (x) no Nominee or any of his associates has any arrangement or understanding with any person with respect to any future employment by SCST or its affiliates, or with respect to any future transactions to which SCST or any of its affiliates will or may be a party; and (xi) no Nominee has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the 2006 Annual Meeting.

     The information concerning the stockholder giving the Notice required by Article II, Section 2.07 of the Bylaws is set forth below:

     The name and address, as believed to appear on SCST’s books, of the stockholder giving the Notice is as follows:

     Starboard Value & Opportunity Master Fund Ltd USA
      c/o Admiral Advisors, LLC
      666 Third Avenue, 26th Floor
      New York, NY 10017-3066

     The class and number of shares of Common Stock which are owned beneficially and of record by Starboard is as follows:

     Starboard hereby represents that it is the record holder of 1,000 shares of Common Stock and the beneficial owner of 348,627 shares of Common Stock of SCST.

     Representations by the stockholder of record and beneficial owner:

     Starboard hereby represents that it is a holder of record of Common Stock entitled to vote at the 2006 Annual Meeting and that a representative of Starboard intends to appear in person or by proxy at the 2006 Annual Meeting to nominate the persons specified in this Notice for election to the SCST Board. Starboard hereby further represents that it intends, with its affiliates, to deliver a proxy statement and form of proxy to holders of at least the percentage of SCST’s outstanding capital stock required to elect the Nominees and to solicit proxies from stockholders in support of such nomination.

     Please address any correspondence to Starboard Value and Opportunity Master Fund Ltd., Attention: Owen S. Littman, telephone (212) 201-4841, facsimile (212) 845-7997 (with a copy to our counsel, Olshan Grundman Frome Rosenzweig & Wolosky LLP, Park Avenue Tower, 65 East 55th Street, New York, New York 10022, Attention: Steven Wolosky, Esq., telephone (212) 451-2333, facsimile (212) 451-2222). The giving of this Notice is not an admission that any purported procedures for notice concerning the nomination of directors to the Board are legal, valid or binding, and Starboard reserves the right to challenge their validity.

CUSIP No. 81111T102	13D	Page 43 of 59 Pages

Very truly yours,

STARBOARD VALUE AND
OPPORTUNITY MASTER FUND LTD.

By:	/s/ Jeffrey C. Smith

Name: Jeffrey C. Smith
Title: Authorized Signatory

CUSIP No. 81111T102	13D	Page 44 of 59 Pages

EXHIBIT A
TRANSACTIONS IN SECURITIES OF SCST DURING THE PAST TWO YEARS

Except as otherwise specified, all purchases and sales were made in the open market.

Class of Security	Quantity Purchased/(Sold)	Price Per Unit ($)	Date of Purchase/Sale

I. Starboard Value and Opportunity Master Fund Ltd.

Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
	137,537[1] 26,460 40,740 42,000 5,040 (6,901) (17,640) (1,656) (2,520) 21,000 6,384 39,816 10,823 16,044 18,480 12,600	15.7100 15.6275 16.5476 18.0248 17.8917 19.9809 20.0000 21.0120 21.0000 20.1237 19.9906 20.1900 19.3699 20.1876 20.7607 21.3645	10/01/05 10/21/05 10/24/05 10/27/05 10/28/05 10/31/05 10/31/05 11/02/05 11/02/05 11/28/05 11/29/05 11/29/05 11/30/05 12/05/05 12/06/05 12/07/05

II. Affiliates of Starboard Value and Opportunity Master Fund Ltd.

RCG Halifax Fund, Ltd

Common Stock Common Stock Common Stock Common Stock Common Stock Common Stock Common Stock	6,500 2,600 6,500 3,900 142 343 1,534	16.0051 16.0450 16.3500 16.3533 16.8853 17.2201 17.4691	7/07/05 7/08/05 7/11/05 7/11/05 7/14/05 7/15/05 7/19/05

1 Represents a transfer of shares from Starboard Value & Opportunity Fund, LLC

CUSIP No. 81111T102	13D	Page 45 of 59 Pages

Class of Security	Quantity Purchased/(Sold)	Price Per Unit ($)	Date of Purchase/Sale

Common Stock Common Stock Common Stock Common Stock Common Stock Common Stock Common Stock Common Stock Common Stock Common Stock Common Stock Common Stock	2,376 898 5,750 1,560 390 390 (460) (6,500) (1,820) (712) (171) (260)	17.9963 17.4001 17.4004 17.5868 18.4557 18.1600 16.8168 15.0966 20.0000 19.9809 21.0120 21.0000	7/20/05 7/21/05 7/22/05 7/25/05 7/28/05 7/29/05 8/24/05 9/21/05 10/31/05 10/31/05 11/02/05 11/02/05

Parche, LLC[2]

Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
	800 800 1,152 704 4,544 8,500 3,400 8,500 5,100 864 7,136 229 116 282 554 852 3,523 1,950	18.9864 19.3454 19.1600 19.2789 19.5696 16.0051 16.0450 16.3500 16.3533 16.7425 16.5132 16.8853 16.8858 17.2199 17.2201 17.4690 17.4691 17.9963	6/01/05 6/02/05 6/03/05 6/06/05 6/07/05 7/07/05 7/08/05 7/11/05 7/11/05 7/12/05 7/13/05 7/14/05 7/14/05 7/15/05 7/15/05 7/19/05 7/19/05 7/20/05

2 The shares reported as owned by Parche, LLC were acquired in private transactions on December 9, 2005 with various transferors for which Ramius Capital Group, LLC or an affiliate serves as the investment manager, the managing member or the managing member of the investment manager. The information relating to date of purchase/sale represents the dates that the securities of SCST were acquired by such transferors.

CUSIP No. 81111T102	13D	Page 46 of 59 Pages

Class of Security	Quantity Purchased/(Sold)	Price Per Unit ($)	Date of Purchase/Sale

Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock	3,839 736 1,450 9,289 4,718 1,280 2,520 320 630 320 630 (378) (708) (9,500) 5,040 7,760 8,000 960 (2,660) (1,040) (3,360) (1,314) (380) (250) (316) (480) 4,000 7,584 1,216 2,061 3,056 3,520 2,400	17.9963
17.4000
17.4001
17.4004
17.4004
17.5868
17.5868
18.4555
18.4557
18.1600
18.1600
16.8168
16.8168
15.0966
15.6275
16.5476
18.0248
17.8917
20.0000
19.9809
20.0000
19.9809
21.0000
21.0120
21.0120
21.0000
20.1237
20.1900
19.9906
19.3699
20.1876
20.7607
21.3645	7/20/05
7/21/05
7/21/05
7/22/05
7/22/05
7/25/05
7/25/05
7/28/05
7/28/05
7/29/05
7/29/05
8/24/05
8/24/05
9/21/05
10/21/05
10/24/05
10/27/05
10/28/05
10/31/05
10/31/05
10/31/05
10/31/05
11/02/05
11/02/05
11/02/05
11/02/05
11/28/05
11/29/05
11/29/05
11/30/05
12/05/05
12/06/05
12/07/05

CUSIP No. 81111T102	13D	Page 47 of 59 Pages

Class of Security	Quantity Purchased/(Sold)	Price Per Unit ($)	Date of Purchase/Sale

RCG Ambrose Master Fund, Ltd

Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
	28,500 11,400 17,100 28,500 577 1,400 1,849 9,689 3,658 23,445 6,360 1,590 1,590 (1,912) (103,634)[3] (6,500) (1,820) (712) (171) (260)	16.0051 16.0450 16.3533 16.3500 16.8853 17.2201 17.4691 17.9963 17.4001 17.4004 17.5868 18.4557 18.1600 16.8168 16.0501 15.0966 20.0000 19.9809 21.0120 21.0000	7/07/05 7/08/05 7/11/05 7/11/05 7/14/05 7/15/05 7/19/05 7/20/05 7/21/05 7/22/05 7/25/05 7/28/05 7/29/05 8/24/05 9/01/05 9/21/05 10/31/05 10/31/05 11/02/05 11/02/05

Starboard Value and Opportunity Fund, LLC

Common Stock Common Stock Common Stock Common Stock Common Stock Common Stock Common Stock Common Stock Common Stock Common Stock	4,200 4,200 6,048 3,696 23,856 4,535 37,465 611 1,478 4,474	18.9864 19.3454 19.1600 19.2789 19.5696 16.7425 16.5132 16.8858 17.2199 17.4690	6/01/05 6/02/05 6/03/05 6/06/05 6/07/05 7/12/05 7/13/05 7/14/05 7/15/05 7/19/05

3 Shares transferred to Ramius Master Fund, Ltd

CUSIP No. 81111T102	13D	Page 48 of 59 Pages

Class of Security	Quantity Purchased/(Sold)	Price Per Unit ($)	Date of Purchase/Sale

Common Stock Common Stock Common Stock Common Stock Common Stock Common Stock Common Stock Common Stock	10,237 3,867 24,772 6,720 1,680 1,680 (1982) (137,537)[4]	17.9963 17.4000 17.4004 17.5868 18.4555 18.1600 16.8168 15.7100	7/20/05 7/21/05 7/22/05 7/25/05 7/28/05 7/29/05 8/24/05 10/01/05

Ramius Master Fund, Ltd

Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
	6,500 2,600 3,900 6,500 142 343 1,084 2,376 898 5,750 1,560 390 390 (460) 103,634[5] (27,500) (7,700) (3,012) (722) (1,100)	16.0051 16.0450 16.3533 16.3500 16.8853 17.2201 17.4691 17.9963 17.4001 17.4004 17.5868 18.4557 18.1600 16.8168 16.0501 15.0966 20.0000 19.9809 21.0120 21.0000	7/07/05 7/08/05 7/11/05 7/11/05 7/14/05 7/15/05 7/19/05 7/20/05 7/21/05 7/22/05 7/25/05 7/28/05 7/29/05 8/24/05 9/01/05 9/21/05 10/31/05 10/31/05 11/02/05 11/02/05

4 Shares transferred to Starboard Value and Opportunity Master Fund Ltd.

5 Represents a transfer of Shares from RCG Ambrose Master Fund, Ltd

CUSIP No. 81111T102	13D	Page 49 of 59 Pages

III. NOMINEES

Jeffrey C. Ward

None

Jeffrey C. Smith

None

CUSIP No. 81111T102	13D	Page 50 of 59 Pages

EXHIBIT B

NOMINEE CONSENTS

CUSIP No. 81111T102	13D	Page 51 of 59 Pages

JEFFREY C. WARD
c/o A.T. Kearney, Inc.
333 John Carlyle Street
Alexandria, Virginia 22314

December 8, 2005

SCS Transportation, Inc. 4435 Main Street, Suite 930 Kansas City, MO 64111 Attn: Corporate Secretary

Dear Sir:

     You are hereby notified that the undersigned consents to (i) being named as a nominee in the notice provided by Starboard Value and Opportunity Master Fund Ltd. (“Starboard”) of its intention to nominate the undersigned as a director of SCS Transportation, Inc. (“SCST”) at the 2006 annual meeting of stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “Annual Meeting”), (ii) being named as a nominee in any proxy statement filed by Starboard in connection with the solicitation of proxies or written consents for election of the undersigned at the Annual Meeting, and (iii) serving as a director of SCST if elected at the Annual Meeting.

Very truly yours,

/s/ Jeffrey C. Ward
Jeffrey C. Ward

CUSIP No. 81111T102	13D	Page 52 of 59 Pages

JEFFREY C. SMITH
c/o Ramius Capital Group, LLC
666 Third Avenue, 26th Floor
New York, New York 10017

December 8, 2005

SCS Transportation, Inc.
4435 Main Street, Suite 930
Kansas City, MO 64111
Attn: Corporate Secretary

Dear Sir:

     You are hereby notified that the undersigned consents to (i) being named as a nominee in the notice provided by Starboard Value and Opportunity Master Fund Ltd. (“Starboard”) of its intention to nominate the undersigned as a director of SCS Transportation, Inc. (“SCST”) at the 2006 annual meeting of stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “Annual Meeting”), (ii) being named as a nominee in any proxy statement filed by Starboard in connection with the solicitation of proxies or written consents for election of the undersigned at the Annual Meeting, and (iii) serving as a director of SCST if elected at the Annual Meeting.

Very truly yours,

/s/ Jeffrey C. Smith
Jeffrey C. Smith

CUSIP No. 81111T102	13D	Page 53 of 59 Pages

Starboard Value and Opportunity Master Fund

January 12, 2006

Mr. Herbert A. Trucksess III
Chairman and CEO SCS Transportation, Inc.
4435 Main Street, Suite 930
Kansas City, MO 64111

CC: Board of Directors

Dear Bert,

As we have discussed in several meetings and on numerous conference calls, we believe SCS Transportation (“SCST or the “Company”) is significantly undervalued. As a 5.7% owner, and one of the largest shareholders of SCST, we are concerned that the Board of Directors has not taken appropriate action to enhance shareholder value. In particular, we believe Saia represents a tremendous opportunity to build a best-in-class less-than-truckload (“LTL”) carrier and deserves the full attention of management and the Board of Directors. Jevic on the other hand, is not only non-core to SCST, but also is a distraction to the management team. Furthermore, we firmly believe that Jevic hinders the value of SCST in the market, and that the Company should immediately pursue a competitive sale process for Jevic.

Over the past several years, Saia has demonstrated improvements in tonnage, yields, and operating costs driving higher revenues and improving operating ratios. As demonstrated in the chart below, Saia’s revenue has grown by approximately 95% from $367 million in 2000 to $717 million in the last twelve months, and the operating ratio has improved from 95.5% in 2000 to 93.7% in the last twelve months. This represents a 14.4% revenue compound annual growth rate (“CAGR”) and a 177 basis point improvement in operating ratio. Our industry intelligence and analysis shows that the value proposition Saia offers its customers is excellent, service levels are outstanding, and incremental opportunities exist to build out the geographic coverage while increasing density within its core markets through both internal expansion and select tuck-in acquisitions. Saia, in our opinion, could achieve a level of growth and profitability on par with, if not greater than, many of its LTL competitors and, therefore, deserves the full and undistracted attention of management and the Board.

CUSIP No. 81111T102	13D	Page 54 of 59 Pages

Conversely, Jevic has underperformed expectations while proving difficult to forecast and manage. The following chart shows that although revenue at Jevic has grown from $307 million in 2000 to $344 million in the last twelve months, the associated operating ratio has deteriorated from 95.3% to 99.1% resulting in a significant decrease in operating income from $14.3 million to $3.0 million. This represents a 2.3% revenue CAGR and a 377 basis point deterioration in operating ratio.

The issues related to Jevic are time consuming and take away critical focus by management and the Board from the core asset, Saia. The Board cannot allow this to continue.

Moreover, management has been given ample opportunity to fix Jevic and has not yet been successful. As demonstrated in Exhibit A attached hereto, at the end of 2003, management began targeting an 18 – 24 month time frame for Jevic to reach a 95% operating ratio. This originally implied a target date of September 30, 2005. As you are aware, the timetable for Jevic to attain these goals has repeatedly slipped. In the last quarter’s conference call, the target date was pushed out to September 30, 2007. The latest target date is two years from the initial target date, and almost four years from when management determined the need for added focus on Jevic by setting a timetable.

In addition, your goal of a 95% operating ratio for Jevic to earn its cost of capital is an inadequate target. It is unacceptable to ask the shareholders to wait an additional two years to achieve this modest goal. Given your continued inability to improve the performance towards such a modest goal, we have concluded that shareholders are better off selling Jevic today. We believe a new owner is better equipped to fix the business and would pay for that opportunity.

CUSIP No. 81111T102	13D	Page 55 of 59 Pages

From a valuation perspective, we feel that a sale of Jevic will significantly enhance shareholder value by bringing in additional cash resources to the Company while removing the negative stigma and distraction associated with its continued underperformance. Given both our analysis of the current market conditions and the significant interest from financial and strategic buyers for transportation-related assets, we believe that Jevic can be sold now for a value in the range of $66 million to $109 million. Industry experts indicated to us that trucking assets that are not burning cash and are current in their capital expenditure upgrades rarely trade for less than 1.0x tangible book value. Additionally, we spoke to several financial buyers who know the asset and said that they would be interested in exploring a purchase of Jevic for a value between 4.0x and 7.0x EBITDA. Our estimated value represents 0.75x to 1.25x our estimate of tangible book value which coincides with 3.9x to 6.6x LTM EBITDA. Based on these assumptions, a sale of Jevic could produce between $4.53 and $7.55 per share of additional cash that could either be redeployed at Saia or returned to shareholders. We believe the value of Jevic realized in an open and competitive process with both financial and strategic buyers could be even higher than under our assumptions. Additionally, a sale of Jevic could result in a reduction of corporate overhead and possibly produce a tax benefit.

As you are aware, we believe that as a standalone pure-play LTL carrier, Saia would command a valuation multiple approaching the levels of other non-union LTL carriers shown below, which is materially above the current SCST valuation.

With the execution of the aforementioned changes, our analysis below demonstrates that SCST shares could be valued in a range of $29.00 per share to $39.00 per share.

CUSIP No. 81111T102	13D	Page 56 of 59 Pages

In the intermediate term, we feel that a management team fully focused on Saia should enable it to achieve operating metrics on par with the industry bellwether, Old Dominion.

In our discussions you stated that if you can somehow attain your goals at Jevic, you may be able to sell Jevic for a premium to current fair value at some point in the future. However, as we pointed out to you, our feeling is that buyers today, in a competitive sale process, will assign an appropriate value to the potential operating improvement and will therefore pay a premium multiple narrowing the gap between value today and the potential speculative value at some undefined point in the future. In making the right decision, we urge you to examine three key questions:

1)	How do you compare the return on invested capital of maintaining your ownership of Jevic versus selling Jevic and reinvesting the proceeds into Saia or returning cash to shareholders?

2)	What is the opportunity cost of time spent by senior management and the Board on Jevic versus the additional time that could be spent focused on Saia?

3)	Can you achieve all or only a portion of the improvement in operating ratio at Jevic and what are the risks associated with this effort?

We believe Jevic is a distraction and has impaired shareholder value. As you know, the opportunities available to Saia to operate as a standalone entity are extremely attractive.

In accordance with our nomination letter, we intend to solicit votes for Jeffrey C. Ward, a well regarded transportation expert, and Jeffrey C. Smith, a Managing Director of Ramius Capital Group, LLC, an affiliate of Starboard, as candidates for the election to the SCST Board of

CUSIP No. 81111T102	13D	Page 57 of 59 Pages

Directors at the 2006 Annual Meeting. Our nominees to the SCST Board look forward to representing the best interests of all shareholders.

We look forward to continuing our discussions and we are confident that the best interests of all shareholders will remain of paramount importance.

Best Regards,

By:	/s/ Jeffrey C. Smith

Jeffrey C. Smith
Starboard Value and Opportunity Master Fund

CUSIP No. 81111T102	13D	Page 58 of 59 Pages

EXHIBIT A: SCS TRANSPORTATION STOCK PRICE PERFORMANCE AND JEVIC CONFERENCE CALL COMMENTARY FROM JANUARY 2004 – DECEMBER 2005

Q104: "We're particularly pleased with the progress that Jevic demonstrated… highest levels of service reliability performance in company history as well as improving cost control execution."
Q204: "Looking at Jevic, we are particularly pleased with their significant progress on a number of fronts… highest combined levels of service reliability and cost management… significant performance improvement… and we believe it is positioned for further second half improvement."
Q304: "There were positive trends, but overall performance was hampered by lower-than-expected volumes in July and August… Jevic's focus will be on managing growth consistent with available capacity and improving margins through cost management and yield improvement… we would like to see Jevic's (operating ratio) in kind of the 95 range. And coming out of 2003, we were kind of targeting, achieving that in an 18-month period… we would still like to… 18 – 24 month period."
Q404: "While Jevic's 2004 progress on our four corporate priorities was mixed, we believe they are positioned for good improvement in 2005. Jevic… was challenged on cost as well as service consistency, which hurt volumes. Jevic's intermediate goal is to improve to a 95 operating ratio in the next 18 to 24 months… the two biggest factors that we have that maybe have just pushed things out a little bit are this workers' compensation charge and also the fact that there's been a little bit of increased wage and cost pressure on purchased transportation. But the fundamental goal is still there and so maybe it's just a little bit of a timing variance."
Q105: "Going forward, we expect Jevic profitability to improve due to increased revenue from strong service, targeted sales initiatives and a continued favorable yield environment. We also expect profitability to benefit from cost initiatives, including fixed cost reductions and continued progress in operating cost effectiveness. Realistically, while these improvements should be evident in the 2Q, we anticipate it will take at least 2 quarters to get back to the original plan performance for 2005. We continue to believe that Jevic can indeed perform stronger… if you recall from our January conference call, we indicated a goal, an expectation that going out 18 to 24 months our goal was to get Jevic to a 95 OR… we continue to believe going out in time that that type of goal is achievable. As I said before, we continue to believe that there is upside to Jevic's performance. And we continue to believe that if we can achieve an improvement in their margin to a 95 OR in the next 18-24 months, that that does create a lot of shareholder value. That is what our focus is."
Q205: "Going forward, Jevic needs to achieve meaningful incremental progress in the second half of 2005 over the current and unacceptable first-half performance. In the next 2 years, Jevic must achieve a level of profitability that allows it to earn its cost of capital… You can be assured that we assess alternatives to the status quo whether it pertains to Saia, Jevic, acquisitions or new segments… Let's come back to Jevic and let me acknowledge that we know that the current performance is unacceptable. And our focus is on fixing that. We feel the greatest shareholder value right now is fixing that core performance… We do expect Jevic to be successful in improving its profitability up to a level where it's earning the cost of capital, let's say 10% in a couple of years… On Jevic, you know, I'm still saying we need to achieve that improvement in 2 years. You could say, well, I slipped the time another quarter, and we are just not currently performing where we need to be. So we've got a bigger step up to get to those levels; but that is still the goal and that's what we want to achieve… We expect to be successful in improving performance… At a 95 OR they can earn their cost of capital. That is where we want to get them and we want to get them there in 2 years."
Q305: "With respect to Jevic, we made a management change in the 3Q. And while current results are still below acceptable levels, we're pleased with the early progress under Dave Gorman's new leadership. Our internal goal for Jevic remains to achieve a level of profitability in the next 2 years that allows it to earn its cost of capital… I don't think we can just save our way to prosperity or save our way to getting to that intermediate goal of the 95 operating ratio. It requires help in all those different initiatives… My outlook (on tonnage) is I do feel that we have kind of hit bottom, and we're rebuilding. The quality service that Jevic offers is really the foundation that I see… We are responsive to whatever makes the right long-term sense to shareholders. So to that extent, we are open-minded. We believe that the right strategy for us today is to continue to grow and improve profitability at Saia and to improve core profitability at Jevic… And meanwhile, we always keep an open mind to other things that might be in the best interest, long-term to shareholders."
$28.00
$26.00
$24.00
$22.00
$20.00
$18.00
$16.00
$14.00
7/15/04: Reported 2Q04 results and raises guidance for full year 2004.
2/16/04: Saia announces acquisition of Clark Brothers for $30.5 million.
8/23/04: Cuts guidance from $0.51-$0.57 to $0.41-$0.47.
5/3/05: Board authorizes repurchase of up to $20mm.
7/7/05: Lowers 2005 guidance to EPS of $1.35 - $1.50, down from a forecast of $1.55 - $1.70.
8/25/05: Announce change of Jevic President from Paul Karvois to David Gorman.
1/1/04 2/1/04 3/1/04 4/1/04 5/1/04 6/1/04 7/1/04 8/1/04 9/1/04 10/1/04 11/1/04 12/1/04 1/1/05 2/1/05 3/1/05 4/1/05 5/1/05 6/1/05 7/1/05 8/1/05 9/1/05 10/1/05 11/1/05 12/1/05 1/1/06

Jevic Operating Ratio:	97.7%	95.7%	96.6%	99.3%	99.4%	99.4%	98.4%
Jevic Revenue (Y/Y%):	7.8%	11.3%	9.5%	10.8%	4.7%	2.9%	1.4%
Jevic Tonnage (Y/Y%):	5.3%	5.5%	1.4%	1.4%	-2.6%	-4.0%	-4.0%
Jevic Yield (Y/Y%):	2.3%	4.6%	8.8%	9.0%	7.3%	6.1%	4.9%
Management Target Date To Reach 95% OR:	9/30/05	9/30/05	3/31/06 – 9/30/06	6/30/06 – 12/31/06	9/30/06 – 3/31/07	6/30/07	9/30/07

Source: Capital IQ stock price data, company filings, and earnings conference call transcripts.

CUSIP No. 81111T102	13D	Page 59 of 59 Pages

POWER OF ATTORNEY

     The undersigned hereby appoints Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon, or any of them, his true and lawful attorney-in fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D, Schedule 13G, any amendments thereto and any related documentation which may be required to be filed in his individual capacity as a result of the undersigned's beneficial ownership of, or participation in a group with respect to, securities directly or indirectly beneficially owned by Ramius Capital Group, LLC or any of its affiliates, and granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof. The authority of Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon, or any of them, under this Power of Attorney shall continue with respect to the undersigned until the undersigned is no longer required to file Schedule 13Ds or Schedule 13Gs unless revoked earlier in writing.

Date: March 11, 2005

/s/ Peter A. Cohen

Peter A. Cohen

/s/ Morgan B. Stark

Morgan B. Stark

/s/ Jeffrey M. Solomon

Jeffrey M. Solomon

/s/ Thomas W. Strauss

Thomas W. Strauss